January 11, 2006

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrownrowe.com

Jon D. Van Gorp

Direct Tel (312) 701-7091

Direct Fax (312) 706-8362

jvangorp@mayerbrownrowe.com

VIA FAX (202-772-9202)

Ms. Sara W. Dunton, Senior Attorney

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital One Auto Receivables, LLC Registration Statement on Form S-3 File No. 333-128722, filed on 9/30/2005

Dear Ms. Dunton:

On behalf of Capital One Auto Finance, Inc. (“Capital One”), as sponsor and sole equity owner of Capital One Auto Receivables, LLC, this letter responds to your request to confirm, and Capital One does hereby confirm, that the references to “other property securing the receivable” in the registration statement refers to property that (1) is de minimis in nature when compared to the other specifically enumerated property which secures the receivable and (2) is not a type of property that is not permitted to be included pursuant to the terms of Regulation AB.

The primary property that secures each receivable is the financed vehicle. The “other property securing the receivable” catchall is used in the underlying securitization transaction documents, as well as the prospectus disclosure, to ensure that all incidental property securing the receivable is included as part of the assets of the issuing entity.

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Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

January 11, 2006

Should you have any questions about this letter, please do not hesitate to contact Amy Moorhus Baumgardner of Capital One at (703) 720-2290 or me at (312) 701-7091.

Respectfully submitted,

Jon D. Van Gorp

cc:  Amy Baumgardner, Esq. (Capital One Financial Corporation)